UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 OR 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): **October 15, 2009**

CALPINE CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	**1-12079**	**77-0212977**
(State or other jurisdiction	(Commission	(IRS Employer
of incorporation)	File Number)	Identification No.)

717 Texas Avenue, Suite 1000, Houston, Texas 77002
(Addresses of principal executive offices and zip codes)

Registrant's telephone number, including area code: **(713) 830-8775**

Not applicable
(Former name or former address if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

TABLE OF CONTENTS

ITEM 8.01 — OTHER EVENTS
ITEM 9.01 — FINANCIAL STATEMENTS AND EXHIBITS
SIGNATURES
EXHIBIT INDEX

ITEM 8.01 — OTHER EVENTS

On October 15, 2009, Calpine Corporation announced the pricing of its 7.25% Senior Secured Notes due 2017 in a private placement to holders of term loans under its existing credit facility for a like principal amount of term loans outstanding under such credit facility. The amount of the offering was increased to $1.2 billion, provided that the amount of loans purchased and notes issued could be slightly less than $1.2 billion due to rounding of amounts issued to $1,000 increments. The aggregate principal amount of the notes offered was increased from $750 million. A copy of the press release is being furnished as Exhibit 99.1 and incorporated by reference herein.

ITEM 9.01 — FINANCIAL STATEMENTS AND EXHIBITS

(d)   *Exhibits*

Exhibit No.	Description
99.1	Calpine Corporation Press Release dated October 15, 2009.*

_____

*   Furnished herewith.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CALPINE CORPORATION

By: /s/ ZAMIR RAUF

Zamir Rauf
Executive Vice President and
Chief Financial Officer

Date: October 15, 2009

EXHIBIT INDEX

Exhibit No.	Description
99.1	Calpine Corporation Press Release dated October 15, 2009.*

_____

*   Furnished herewith.



CONTACTS:

Media Relations:
Norma F. Dunn
713-830-8883
norma.dunn@calpine.com

Investor Relations:
Andre Walker
713-830-8775
andrew@calpine.com

**Calpine Corporation Announces Upsizing and Pricing of
Senior Secured Notes Offering**

(HOUSTON, Texas) – October 15, 2009 – Calpine Corporation (NYSE:CPN) today announced the pricing of its 7.25% Senior Secured Notes due 2017 in a private placement to holders of term loans under its existing credit facility for a like principal amount of term loans outstanding under such credit facility. The amount of the offering was increased to $1.2 billion, provided that the amount of loans purchased and notes issued could be slightly less than $1.2 billion due to rounding of amounts issued to $1,000 increments. The aggregate principal amount of the notes offered was increased from $750 million. The notes and related guarantees will be secured equally and ratably with the indebtedness incurred under Calpine Corporation's existing credit facility by a first-priority lien on substantially all of Calpine Corporation's and certain of the guarantors' existing and future assets, subject to certain exceptions and permitted liens. This offering is expected to close on October 21, 2009.

The notes have not been and will not be registered under the Securities Act of 1933, as amended (the "Securities Act"), and may not be offered or sold in the United States without registration under the Securities Act or pursuant to an applicable exemption from such registration.

This announcement does not constitute an offer to sell, or the solicitation of offers to buy, any security and shall not constitute an offer, solicitation or sale of any security in any jurisdiction in which such offer, solicitation or sale would be unlawful.

About Calpine

Calpine Corporation is helping meet the needs of an economy that demands more and cleaner sources of electricity. Founded in 1984, Calpine is a major U.S. power company, currently capable of delivering over 24,000 megawatts of clean, cost-effective, reliable and fuel-efficient electricity to customers and communities in 16 states in the United States and Canada. Calpine owns, leases, and operates low-carbon, natural gas-fired, and renewable geothermal power plants. Using advanced technologies, Calpine generates electricity in a reliable and environmentally responsible manner for the customers and communities it serves.

Forward-Looking Information

This release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Words such as "believe," "intend," "expect," "anticipate," "plan," "may," "will" and similar expressions identify forward-looking statements. Such statements include, among others, those concerning expected financial performance and strategic and operational plans, as well as assumptions, expectations, predictions, intentions or beliefs about future events. You are cautioned that any such forward-looking statements are not guarantees of future performance and that a number of risks and uncertainties could cause actual results to differ materially from those anticipated in the forward-looking statements. Please see the risks identified in this release or in Calpine's reports and registration statements filed with the Securities and Exchange Commission, including, without limitation, the risk factors identified in its Annual Report on Form 10-K for the year ended December 31, 2008, and its Quarterly Report on Form 10-Q for the quarter ended June 30, 2009. These filings are available by visiting the Securities and Exchange Commission's web site at www.sec.gov or Calpine's web site at www.calpine.com. Actual results or developments may differ materially from the expectations expressed or implied in the forward-looking statements, and Calpine undertakes no obligation to update any such statements.

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